INVEST IN **SATIVA BUILDING SYSTEMS**

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Patented hemp based non-toxic wall panels that are mold, rot, pest, and fire resistant.

PITCH VIDEO   INVESTOR PANEL



sativabuildingsystems.com   Wittenberg WI   Infrastructure   Technology   Sustainability   Engineering   Construction

OVERVIEW   UPDATES   WHAT PEOPLE SAY 11   ASK A QUESTION 11

Highlights

1. Hemp based construction product vastly improves home quality
2. Breathable, non-toxic, mold, rot, pest, and fire resistant
3. Carbon negative construction offsets 3 years of emissions
4. Building lot for show home has already been purchased
5. Consumer survey has overwhelmingly validated concept. 69% surveyed would purchase Z Panels
6. Contracts have been signed to secure 3 critical supply components
7. Relationships with 2 major engineering firms have been established to complete evaluation report
8. Hundreds of customer inquires have been obtained with no paid advertising

Our Founder



Zachary Popp Owner and Founder

MBA in Management and Strategy. More than 15 years of business leadership experience in multiple industries.

I came up with this idea because 10 years ago my daughter suffered from respiratory illness due to mold growth in our home. I wanted to develop a better home with better materials, and that is when I started researching hempcrete as a material. I also care about the positive environmental impact a bio-composite like the Z Panel can have.

The Journey of Sativa Building Systems



2x4 Pine Lumber
Hemp-Lime Composite
SATIVA BUILDING SYSTEMS
SUPERIOR AND SUSTAINABLE GREEN BUILDING SYSTEMS
Zach Popp- Founder
info@sativabuildingsystems.com



THE PROBLEM
Traditional wall construction within homes and commercial buildings is susceptible to:
• Mold and moisture problems
• Fire
• Rot
• Decreased thermal efficiency because of air pockets
• Delayed construction due to requirement for multiple materials
• Poor ventilation because of no breathability



THE SOLUTION
SATIVA BUILDING SYSTEMS
The Z Panel
A hemp-based stackable block panel used to construct the walls of buildings. The Z Panel is:
• Made from non-toxic materials with no VOC's
• Breathable: It continuously filters the air within a building
• Vapor permeable: It absorbs and releases moisture to regulate indoor humidity
• Mold resistant
• Pest resistant
• Rot resistant
• Fire resistant
• 1/6 the weight of concrete
• Affordable: Costs comparable to traditional construction
• Strong: Hempcrete resists cracking and movement
• Easy to use and assemble
• Efficient: It reduces the materials needed to build a wall from 6 different materials to 3.
• Carbon negative: Hempcrete sequesters more carbon than it creates
• Highly insulative: Tested R Value of 16

See the Z Panels in action!



World's Greenest Greenhouse
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GREEN BUILDING MATERIALS MARKET


500
400
300
200
100
0
Global Market in Billions
2018
2019
2020
2021
2022
2023
2024
Year

11.7% Year Over Year Growtrh

SOURCE: HTTPS://WWW.RESEARCHANDMARKETS.COM/REPORTS/4775561/GREEN-BUILDING-MATERIALS-MARKET-GLOBAL-INDUSTRY

CONSUMER TRENDS

One of the most interesting trends is consumers' growing environmental conscience. More than a third of respondents (35%) would buy a product that's better for the environment over another that's slightly cheaper.

- 5% of consumers say their next car will be a hybrid/electric vehicle
- More than 50% of consumers oppose GMO foods
- 1 in 3 consumers prefer eco-friendly options

Building a hempcrete home offsets 3 years worth of personal carbon emissions

source: https://www.surveymonkey.com/curiosity/more-consumers-are-opening-their-wallets-for-eco-friendly-products/t

BUSINESS GROWTH MODEL

Capture 0.1% of the $540 Billion Per Year Residential Building Market by 2025

-Equivalent to Building 1100 Single Family Homes a Year

1100 homes built with Z Panel each year → $38,400 Revenue per home → $42.2 M Yearly Revenue

Based off capturing 0.1% of new construction residential market

Based off average home size of 2100 square feet

Projected by 2025

11.6 Million net profit based off projected 27.5% Net Margin

*these are only projections and can't be guaranteed.

COMPETITION

	Sativa Building Systems	Just Biofiber	IsoHemp	American Lime Technology	UK Hempcrete
Pre-formed Hemp Block/Panel	✓	✓	✓	✓	✓
Novel/Proprietary Design	✓	✓	✗	✗	✗
Affordable Materials	✓	✗	✗	✗	✗
Synergizes With Code Approved Load Bearing	✓	✗	✗	✗	✗
US Based Company	✓	✗	✗	✓	✗


ROADMAP
Build A Home And Develop Z Panel 2.0-Obtain R Value of 24
Pursue Necessary Testing To Meet Residential Code Standards
Market And Sell Z Panel To Residential Consumers
Enter Commercial Market, Develop New Products And Scale
*EXPLORE CONTRACT MANUFACTURING BEFORE AND AFTER ENTERING RESIDENTIAL MARKET
*these are only projections and can't be guaranteed.


FINANCIAL
$500K
Seed Round
Initial invesment opportunity
Funds will be used to obtain a Technical Evaluation Report, secure manufacturing facility, and build a model home
Enter Market and Target Supplying 100 Homes Per Year By End of 2022
Double growth YoY to supply 1000+ homes by 2025
*these are only projections and can't be guaranteed.

I love telling the story of Sativa Building Systems. In fact, I dedicated a whole blog post to it, you can find that here:

https://www.sativabuildingsystems.com/index.php/2019/11/03/failed-prototypes-and-pressing-on/